MEMORANDUM OF CHANGES
                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407

     This Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of the Trust. All page numbers below refer to Prospectus Part I.

     Cover Page. The Trust name, Estimated Current Return, Estimated
                 Long-Term Return, CUSIP number and date of the prospectus have been completed.

         Page 2. The "Summary of Essential Financial Information" has been completed.

      Pages 3-4. The "Portfolio" and the notes thereto have been completed.

         Page 5. The Underwriters have been named.

         Page 6. The "Report of Independent Certified Public Accountants" and "Statement of Condition" have been completed.

Back Cover Page. The name of the Trust and date of the prospectus has been completed.




                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER           VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy   Attention:  Sara L. Badler
         111 West Monroe Street       1 Parkview Plaza
         Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective on November 14, 2002 at 8:00 a.m. pursuant to Rule 487.



                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                                    IM-IT 455

   Insured Municipals Income Trust, Series 455 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 407.

                                          Monthly                Semi-Annual
                                       Distributions            Distributions
                                       -------------            ------------
       Estimated Current Return:           4.44%                    4.48%
       Estimated Long Term Return:         4.43%                    4.47%
       CUSIP:                           45809L-26-7              45809L-27-5


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                NOVEMBER 14, 2002


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                          November 14, 2002
Principal amount of bonds in Trust             $11,695,000
Principal amount of bonds per Unit (1)             $961.84
Number of Units                                     12,159
Weighted average maturity of bonds                30 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $11,563,259
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.79

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
Higher Education                                      21%
General Obligation                                    19
Water And Sewer                                       18
Transportation                                        17
General Purpose                                       12
Public Building                                       11
Health Care                                            2
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    46.41   $     46.41
  Less estimated expenses (4)     $     2.01   $      1.57
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    44.40   $     44.84

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.48   $      0.44
                                  -----------  -----------
Total annual expenses per Unit    $     2.15   $      1.71
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       2.58 on     $       2.61 on
                    December 25, 2002   December 25, 2002
Normal distribution (3)    $     3.70         $     22.42
Record dates              10th day of     December 10 and
                           each month             June 10
Distribution dates        25th day of     December 25 and
                           each month             June 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (November 19, 2002), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) During the first year the Trustee will reduce its fee by approximately $.14 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $46.55. Estimated expenses will increase to $2.15 and $1.71 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.



PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------  ---------------
$     150,000    Chicago, Illinois, Board of Education, Capital Appreciation,
                   General Obligation Bonds, School Reform B-1 (FGIC Insured)
                   #0.00% Due 12/01/2019                                       AAA                      $    63,718
      750,000    Port of Seattle, Washington, Revenue Bonds, Subordinate Lien,
                   Series A (FGIC Insured)
                   #4.75% Due 09/01/2024                                       AAA     2012 @ 100           734,805
      500,000    University of Nevada, Revenue Bonds, Community College System,
                   Series B (FGIC Insured)                                             2012 @ 100
                   #4.875% Due 07/01/2025                                      AAA     2024 @ 100 S.F.      500,770
    1,000,000    Washington State, Various Purpose Bonds, General Obligation
                   Bonds, Series 02-A (FSA Insured)
                   #5.00% Due 07/01/2026                                       AAA     2011 @ 100         1,011,500
      210,000    Montgomery County, Pennsylvania, Higher Educational and Health
                   Authority, Revenue Bonds (Pottstown Healthcare Corporation)
                   FSA Insured                                                         2009 @ 101
                   #5.00% Due 01/01/2027                                       AAA     2019 @ 100 S.F.      211,050
      100,000    Washington State, General Obligation Bonds, Series B
                   (FSA Insured)                                                       2012 @ 100
                   #5.00% Due 01/01/2027                                       AAA     2024 @ 100 S.F.      101,150
      500,000    Broadway Office Properties, Washington, Lease Revenue Bonds,
                   King County, Washington (MBIA Insured)                              2012 @ 100
                   #5.00% Due 12/01/2027                                       AAA     2022 @ 100 S.F.      506,415
    1,000,000    Washington, Central Puget Sound Regional Transit Authority,
                   Sales Tax and Motor Vehicle Excise Tax Revenue Bonds,
                   Series 1999 (FGIC Insured)                                          2009 @ 101
                   #4.75% Due 02/01/2028                                       AAA     2022 @ 100 S.F.      977,700
    1,250,000    Washington D.C., Convention Center Authority, Dedicated Tax
                   Revenue Bonds, Senior Lien, Series 1998
                   (AMBAC Assurance Insured)                                           2008 @ 100
                   #250M-4.75% Due 10/01/2028                                  AAA     2022 @ 100 S.F.      244,695
                                                                                       2008 @ 100
                   #1,000M-4.75% Due 10/01/2028##                              AAA     2022 @ 100 S.F.      978,780
      100,000    Detroit, Michigan, Water Supply System, Senior Lien Revenue
                   Bonds, Series A (FGIC Insured)                                      2011 @ 100
                   #5.00% Due 07/01/2030                                       AAA     2029 @ 100 S.F.      100,981
      910,000    Broadway Office Properties, Washington, Lease Revenue Bonds,
                   King County, Washington (MBIA Insured)                              2012 @ 100
                   #5.00% Due 12/01/2031                                       AAA     2028 @ 100 S.F.      921,676
      650,000    Colorado, School Mines Authority Facilities, Enterprise,
                   Refunding and Improvement Revenue Bonds
                   (AMBAC Assurance Insured)
                   #5.00% Due 12/01/2037                                       AAA     2012 @ 100           657,312
      250,000    Jefferson County, Alabama, Sewer Revenue Capital Improvement
                   Bonds, Series B (FGIC Insured)
                   #4.75% Due 02/01/2038                                       AAA     2012 @ 100           242,935
    1,050,000    Bexar, Texas, Metropolitan Water District, Waterworks System
                   Revenue Bonds (MBIA Insured)                                        2008 @ 102
                   #5.00% Due 05/01/2038                                       AAA     2036 @ 100 S.F.    1,060,416


PORTFOLIO (CONTINED)
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  -------------- -------------
$   1,250,000    University of Vermont and State Agricultural College, Vermont,
                   Revenue Bonds (MBIA Insured)                                        2008 @ 101
                   #4.75% Due 10/01/2038                                       AAA     2030 @ 100 S.F.  $ 1,220,575
      750,000    Jefferson County, Alabama, Capital Improvement Revenue Bonds,
                   Water and Sewer, Series B (FGIC Insured)                            2012 @ 100
                   5.00% Due 02/01/2041                                        AAA     2038 @ 100 S.F.      746,115
      250,000    Reno, Nevada, Senior Lien Revenue Bonds, Transportation
                   Project (AMBAC Assurance Insured)                                   2012 @ 100
                   #5.25% Due 06/01/2041                                       AAA     2038 @ 100 S.F.      257,850
    1,025,000    Chicago, Illinois, Project & Refunding General Obligation
                   Bonds, Series A (AMBAC Assurance Insured)                           2012 @ 100
                   #5.00% Due 01/01/2042                                       AAA     2040 @ 100 S.F.    1,024,816
===============
$  11,695,000                                                                                           $11,563,259
===============                                                                                       ===============



For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from October 15, 2002 to November 14, 2002.

(2) Other information regarding the bonds is as follows:

           COST TO           PROFIT (LOSS)
           SPONSOR            TO SPONSOR
       ---------------      ---------------
     $   11,517,473        $     45,786


         Approximately 32.15% of the principal amount of the bonds were issued by issuers located in the state of Washington.

         The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 27%, Financial Guaranty 30%, MBIA 32% and FSA 11%.



         The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

         "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.




    NAME                                      ADDRESS                                                         UNITS
---------------------                         --------------------------------                       -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               1,209
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043             3,000
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                   3,000
  Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399       2,000
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                            1,000
  Prudential Investment Management            100 Mulberry Street, Gateway Center 3, 6th Floor,                    500
     Services L.L.C.                               Newark, New Jersey 07102
  A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                400
  J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                  250
  Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                  250
  RBC Dain Rauscher Inc.                      60 South Sixth Street, Minneapolis, Minnesota 55402                  250
  Gruntal, Division of Ryan Beck & Co. LLC    1 Liberty Plaza, New York, New York 10006                            100
  Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                        100
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
                                                                                                       -----------------
                                                                                                                12,159
                                                                                                       =================


                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of IM-IT 455 (included in Van Kampen Focus Portfolios, Municipal Series 407):

   We have audited the accompanying statement of condition and the portfolio of IM-IT 455 (included in Van Kampen Focus Portfolios, Municipal Series 407) as of November 14, 2002. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IM-IT 455 (included in Van Kampen Focus Portfolios, Municipal Series 407) as of November 14, 2002, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois                                             GRANT THORNTON LLP
November 14, 2002



                             STATEMENT OF CONDITION
                             AS OF NOVEMBER 14, 2002

INVESTMENT IN BONDS

   Contracts to purchase bonds (1)(2)                    $          11,563,259
   Accrued interest to the first settlement date (1)(2)                219,372
                                                          --------------------
         Total                                           $          11,782,631
                                                          --------------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)      $             219,372
   Interest of Unitholders--
         Cost to investors                                          12,159,000
         Less: Gross underwriting commission                           595,741
                                                          --------------------
         Net interest to Unitholders (1)(2)                         11,563,259
                                                          --------------------
         Total                                           $          11,782,631
                                                          --------------------
   Units outstanding                                                    12,159
                                                          --------------------
   Net asset value per Unit                              $              951.00
                                                          --------------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................5
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      IMITPRO455
                                                                       #37690-01



                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                NOVEMBER 14, 2002

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407
                                    IM-IT 455




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555





                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                                FLORIDA IM-IT 136

    Florida Insured Municipals Income Trust, Series 136 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 407.

                                            Monthly                Semi-Annual
                                         Distributions            Distributions
                                         -------------            ------------
      Estimated Current Return:
        First Year:                          4.24%                    4.28%
        Subsequent Years:                    4.26%                    4.30%
      Estimated Long Term Return:            4.19%                    4.23%
      CUSIP:                              34074C-64-0              34074C-65-7


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates. The differences between the Estimated Current Returns during the first year and after that year are shown in the table above. Due to inclusion in the portfolio of "when, as and if issued" bonds a portion of the monies received by the Trust (the net interest accruing on such bonds prior to their respective deliveries to the Trust) will be treated, in the first year only, as a distribution which is not deemed to be income to Unitholders.

                                PROSPECTUS PART I


                                NOVEMBER 14, 2002


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

         The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
                               GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                          November 14, 2002
Principal amount of bonds in Trust              $3,000,000
Principal amount of bonds per Unit (1)             $956.94
Number of Units                                      3,135
Weighted average maturity of bonds                24 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 2,981,398
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.83

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT IN FIRST YEAR (6)
--------------------------------------------------------------------------------
                                    Monthly    Semi-Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    44.06   $     44.06
  Less estimated expenses (4)     $     1.66   $      1.26
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    42.40   $     42.80

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
General Purpose                                       23%
General Obligation                                    19
Higher Education                                      17
Public Building                                       17
Certificate of Participation                          14
Transportation                                         6
Retail Electric/Gas/Telephone                          4
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT AFTER FIRST YEAR (6)
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    44.05   $     44.05
  Less estimated expenses (4)     $     2.49   $      2.09
  Less estimated insurance expenses   $  --         $   --
Estimated net interest income     $    42.56   $     42.96

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.82   $      0.82
                                  -----------  -----------
Total annual expenses per Unit    $     2.49   $      2.09
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       2.48 on     $       6.08 on
                    December 25, 2002    January 25, 2003
Normal distribution (3)    $     3.53         $     21.40
Record dates              10th day of      January 10 and
                           each month             July 10
Distribution dates        25th day of      January 25 and
                           each month             July 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (November 19, 2002), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) Due to inclusion in the portfolio of "when, as and if issued" bonds a portion of the monies received by the Trust (the net interest accruing on such bonds prior to their respective deliveries to the Trust--the last of which is expected to be on December 17, 2002) will be treated, in the first year only, as a distribution which is not deemed to be income to Unitholders. During the first year $.99 per Unit (for those purchasing Units on the Date of Deposit) will be "when issued" interest. However, because the Trustee will reduce its expenses during the first year to the extent of its annual fee which is expected to be approximately $.83 per Unit, only $.16 or .02% per Unit will be considered such a distribution and is the difference between the first and second year Estimated Current Returns indicated on the cover of this prospectus. It should be noted that the actual cash generated in connection with each Unit during the first year will equal the amount indicated under "estimated net interest income" after the first year. This cash amount during the first year includes $.16 per Unit, which is a distribution not deemed to be income. See "The Trusts-More About the Bonds" and "Estimated Current and Estimated Long-Term Returns" in Part II of this Prospectus. The fact that there is a distribution not deemed to be income during the first year would not affect the Estimated Long-Term Returns by more than 0.1% per Unit.



PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------  ---------------
$     225,000    Lee County, Florida, School Board Certificates of Participation
                   Bonds, Series A (FSA Insured)
                   #4.375% Due 08/01/2021                                      AAA     2012 @ 100       $   217,616
      500,000    Florida State Board of Education, Atlantic University, Florida
                   International University, Revenue Bonds (MBIA Insured)
                   #4.60% Due 07/01/2022##                                     AAA     2012 @ 101           496,105
      500,000    Jacksonville, Florida, Capital Improvement Revenue Refunding
                   Bonds, Stadium Project (AMBAC Assurance Insured)                    2008 @ 101
                   #4.75% Due 10/01/2025                                       AAA     2019 @ 100 S.F.      500,400
      200,000    Palm Beach County, Florida, School Board, Certificates of
                   Participation Bonds, Series A (AMBAC Assurance Insured)             2011 @ 101
                   #5.125% Due 08/01/2026                                      AAA     2025 @ 100 S.F.      205,828
      215,000    Fort Pierce, Florida, Stormwater Utility Revenue Bonds
                   (MBIA Insured)                                                      2012 @ 100
                   #4.75% Due 10/01/2027                                      Aaa*     2023 @ 100 S.F.      213,895
      175,000    Florida, State Turnpike Authority, Turnpike Revenue Bonds,
                   Series A (FSA Insured)                                              2009 @ 101
                   #4.50% Due 07/01/2028                                       AAA     2025 @ 100 S.F.      170,175
      480,000    Orange County, Florida, Sales Tax Revenue Bonds, Series B
                   (FGIC Insured)                                                      2013 @ 100
                   #4.75% Due 01/01/2029                                       AAA     2028 @ 100 S.F.      477,408
      575,000    Sanibel, Florida, General Obligation Bonds (FGIC Insured)             2012 @ 100
                   #4.75% Due 08/01/2031##                                     AAA     2023 @ 100 S.F.      570,739
      130,000    Apopka, Florida, Utility System Revenue Bonds (FGIC Insured)          2011 @ 101
                   #4.75% Due 10/01/2031##                                     AAA     2028 @ 100 S.F.      129,232
===============                                                                                         ===============
$   3,000,000                                                                                           $ 2,981,398
===============                                                                                         ===============


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from November 12, 2002 to November 14, 2002.

(2) Other information regarding the bonds is as follows:

                                  COST TO           PROFIT (LOSS)
                                  SPONSOR            TO SPONSOR
                              ---------------      ---------------
                            $    2,964,954        $     16,444

         The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 23%, Financial Guaranty 40%, MBIA 24% and FSA 13%.


         The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

         "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   FLORIDA. The financial condition of the State of Florida is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State continues to be dependent on the construction and construction related manufacturing industries. These industries tend to be highly cyclical and there is no assurance that Florida's rapid population growth, which drove these industries in the past, will continue. Tourism is also one of the State's most important industries. Because many international travelers visit Florida, an increase in the value of the U.S. dollar adversely affects this industry. Moreover, Florida could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agricultural-related problems, particularly with regard to the citrus and sugar industries.

   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

   As of the Date of Deposit, the State maintains a bond rating of Aa2 and AA+ from Moody's and Standard & Poor's, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue resource from which such series derives funds for repayment.

   Further information concerning Florida risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

   The bonds were accompanied by opinions of bond counsel to the respective issuers thereof to the effect that the bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of bond counsel. It is assumed for purposes of the opinion below the bonds constitute debt for Federal income tax purposes.

   "Non-Corporate Unitholder" means a Unitholder of the Florida IM-IT Trust who is an individual not subject to the Florida state income tax on corporations under Chapter 220, Florida Statutes and "Corporate Unitholder" means a Unitholder of the Florida IM-IT Trust that is a corporation, bank or savings association or other entity subject to Florida state income tax on corporations or franchise tax imposed on banks or savings associations under Chapter 220, Florida Statutes.

         In the opinion of Chapman and Cutler, counsel to the Sponsor, in summary under existing law: For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

   Because Florida does not impose an income tax on individuals, Non-Corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to Non-Corporate Unitholders under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

   Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy to the extent such income constitutes "non business income" as defined by Chapter 220 or is otherwise allocable to Florida under Chapter 220. Other Corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income" as defined by Chapter 220 and if such income is otherwise allocable to Florida under Chapter 220.

   Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

   Neither the bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangible personal property tax or the Florida sales or use tax.

   Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Florida law. Ownership of the Units may result in collateral Florida tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

         UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         UNITS
-----------------------------------           ---------------------------------------------------     -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,035
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              500
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               250
  A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                150
  Gruntal, Division of Ryan Beck & Co. LLC    1 Liberty Plaza, New York, New York 10006                            100
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,
        Management Services L.L.C.                 6th Floor, Newark, New Jersey 07102                             100
                                                                                                       -----------------
                                                                                                                 3,135
                                                                                                       =================





                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

         To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Florida IM-IT 136 (included in Van Kampen Focus Portfolios, Municipal Series
407):

   We have audited the accompanying statement of condition and the portfolio of Florida IM-IT 136 (included in Van Kampen Focus Portfolios, Municipal Series
407) as of November 14, 2002. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida IM-IT 136 (included in Van Kampen Focus Portfolios, Municipal Series 407) as of November 14, 2002, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   November 14, 2002


                             STATEMENT OF CONDITION

                             AS OF NOVEMBER 14, 2002

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                          $ 2,981,398
   Accrued interest to the first settlement date (1)(2)             17,251
                                                               -----------
         Total                                                 $ 2,998,649
                                                               -----------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)            $    17,251
   Interest of Unitholders--
         Cost to investors                                       3,135,000
         Less: Gross underwriting commission                       153,602
                                                               -----------
         Net interest to Unitholders (1)(2)                      2,981,398
                                                               -----------
         Total                                                 $ 2,998,649
                                                               -----------
   Units outstanding                                                 3,135
                                                               -----------
   Net asset value per Unit                                    $    951.00
                                                               -----------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

 o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Florida.........................................5
    Tax Status......................................5
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-FLPRO136
                                                                       #36713-01


                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                NOVEMBER 14, 2002

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407
                                FLORIDA IM-IT 136





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555





                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                              NEW JERSEY IM-IT 134

     New Jersey Insured Municipals Income Trust, Series 134 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 407.

                                         Monthly                Semi-Annual
                                      Distributions            Distributions
                                    -------------            ------------
 Estimated Current Return:                4.24%                    4.29%
 Estimated Long Term Return:              4.21%                    4.26%
 CUSIP:                                64579L-42-3              64579L-43-1


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.


                                PROSPECTUS PART I
                                NOVEMBER 14, 2002


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION


--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                          November 14, 2002
Principal amount of bonds in Trust              $3,115,000
Principal amount of bonds per Unit (1)             $968.90
Number of Units                                      3,215
Weighted average maturity of bonds                26 years
--------------------------------------------------------------------------------

UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,057,478
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.74
--------------------------------------------------------------------------------

PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
Higher Education                                      32%
Health Care                                           26
General Obligation                                    26
Public Education                                      16
                                                  --------
Total                                                100%
                                                  ========
--------------------------------------------------------------------------------

ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    44.73   $     44.73
  Less estimated expenses (4)     $     2.33   $      1.83
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    42.40   $     42.90
--------------------------------------------------------------------------------

EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.93   $      0.83
                                  -----------  -----------
Total annual expenses per Unit    $     2.60   $      2.10
                                  ===========  ===========
--------------------------------------------------------------------------------

ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       2.47 on     $       6.07 on
                    December 25, 2002    January 25, 2003
Normal distribution (3)    $     3.53         $     21.45
Record dates              10th day of      January 10 and
                           each month             July 10
Distribution dates        25th day of      January 25 and
                           each month             July 25
--------------------------------------------------------------------------------


(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (November 19, 2002), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.

(6) During the first year the Trustee will reduce its fee by approximately $.27 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $45.00. Estimated expenses will increase to $2.60 and $2.10 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.




PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  -------------- -------------
$     315,000    New Jersey Health Care Facilities Finance Authority, Revenue
                   Bonds, FHA Insured, Englewood Hospital (MBIA Insured)
                   #4.80% Due 08/01/2021##                                     AAA     2012 @ 100       $   317,038
      330,000    Middletown Township, New Jersey, Board of Education, General
                   Obligation Bonds (FGIC Insured)
                   4.625% Due 08/01/2025                                       AAA     2015 @ 100           323,321
      250,000    Port Authority of New York and New Jersey, Construction-128th
                   Series (FSA Insured)                                                2012 @ 101
                   #4.75% Due 11/01/2025##                                     AAA     2024 @ 100 S.F.      248,488
      500,000    New Jersey, Economic Development Authority, Revenue Bonds,
                   School Facilities Construction, Series C (MBIA Insured)             2012 @ 100
                   #4.50% Due 06/15/2027                                       AAA     2026 @ 100 S.F.      481,165
      500,000    New Jersey, Health Care Facilities Financing Authority, Revenue
                   Refunding Bonds (Bayonne Hospital Obligated Group)
                   FSA Insured                                                         2008 @ 101
                   #4.75% Due 07/01/2027                                       Aaa*    2019 @ 100 S.F.      500,315
      220,000    Middletown Township, New Jersey, Board of Education, General
                   Obligation Bonds (FGIC Insured)
                   #4.625% Due 08/01/2027                                      AAA     2015 @ 100           215,547
      600,000    New Jersey, Educational Facilities Authority, Revenue Bonds,
                   Series J (Ramapo College of New Jersey) FGIC Insured                2012 @ 100
                   #4.50% Due 07/01/2032                                       AAA     2028 @ 100 S.F.      572,844
      400,000    Rutgers State University, New Jersey, Revenue Bonds, Series B
                   (FGIC Insured)
                   4.75% Due 05/01/2034##                                      AAA     2012 @ 100           398,760
===============                                                                                         ===============
$   3,115,000                                                                                           $ 3,057,478
===============                                                                                         ===============


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO


(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from September 10, 2002 to November 14, 2002.

(2)  Other information regarding the bonds is as follows:

           COST TO           PROFIT (LOSS)
           SPONSOR            TO SPONSOR
       ---------------      ---------------
     $    3,078,265        $    (20,787)

         The breakdown of the preinsured bond insurers is as follows: Financial Guaranty 50%, MBIA 26% and FSA 24%.


         The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

         "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

     NEW JERSEY. The financial condition of the State of New Jersey is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

     The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

     The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

     All outstanding general obligation bonds to the State are rated "AA+" by Standard and Poor's and "Aa1" by Moody's.

     Further information concerning New Jersey risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

     TAX STATUS. For a discussion of the Federal tax status of income earned on New Jersey IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

     In the opinion of Herold and Haines, P.A., special counsel to the Trust for New Jersey tax matters, in summary under existing law:

(1) The New Jersey IM-IT Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey IM-IT Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

(2) With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the New Jersey IM-IT Trust which is allocable to each such Unitholder will be treated as the income of such Unitholder under the New Jersey Gross Income Tax. Interest on the underlying bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Unitholder will retain its status as tax-exempt interest when received by the New Jersey IM-IT Trust and distributed to such Unitholder. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the bonds or under individual policies obtained by issuers of bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

(3) A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey IM-IT Trust disposes of a bond (whether by sale, exchange, redemption, or payment at maturity), when the Unitholder redeems or sells his Units or upon payment of any proceeds under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the bonds or under individual policies obtained by issuers of bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

(4) Units of the New Jersey IM-IT Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

(5) If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the bonds in the New Jersey IM-IT Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the bonds by the New Jersey IM-IT Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the bonds or under individual policies obtained by issuers of bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         UNITS
-----------------------------                 ------------------                                     -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,483
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              250
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    250
  Primevest Financial Services                400 First Street South, Suite 300, St. Cloud, Minnesota 56301        132
  Prudential Investment Management            100 Mulberry Street, Gateway Center 3, 6th Floor,                    100
      Services L.L.C.                               Newark, New Jersey 07102
                                                                                                       -----------------
                                                                                                                 3,215
                                                                                                       =================


                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of New Jersey IM-IT 134 (included in Van Kampen Focus Portfolios, Municipal Series
407):

     We have audited the accompanying statement of condition and the portfolio of New Jersey IM-IT 134 (included in Van Kampen Focus Portfolios, Municipal Series 407) as of November 14, 2002. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Jersey IM-IT 134 (included in Van Kampen Focus Portfolios, Municipal Series 407) as of November 14, 2002, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                                             GRANT THORNTON LLP
November 14, 2002



                             STATEMENT OF CONDITION
                             AS OF NOVEMBER 14, 2002

INVESTMENT IN BONDS

   Contracts to purchase bonds (1)(2)                   $           3,057,478
   Accrued interest to the first settlement date (1)(2)                23,515
                                                        ---------------------
         Total                                          $           3,080,993
                                                        ---------------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)     $              23,515
   Interest of Unitholders--
         Cost to investors                                          3,215,000
         Less: Gross underwriting commission                          157,522
                                                        ---------------------
         Net interest to Unitholders (1)(2)                         3,057,478
                                                        ---------------------
         Total                                          $           3,080,993
                                                        ---------------------
   Units outstanding                                                    3,215
                                                        ---------------------
   Net asset value per Unit                             $              951.00
                                                        ---------------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.





FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    New Jersey......................................5
    Tax Status......................................5
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact the Trustee
         (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-NJPRO134
                                                                       #36709-01




                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                NOVEMBER 14, 2002

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407
                              NEW JERSEY IM-IT 134


                              VAN KAMPEN FUNDS INC.

                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555







                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                               NEW YORK IM-IT 158

    New York Insured Municipals Income Trust, Series 158 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 407.

                                        Monthly                Semi-Annual
                                      Distributions            Distributions
                                      -------------            ------------
      Estimated Current Return:           4.31%                    4.35%
      Estimated Long Term Return:         4.24%                    4.28%
      CUSIP:                           64949F-54-4              64949F-55-1


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                NOVEMBER 14, 2002


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

         The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                          November 14, 2002
Principal amount of bonds in Trust              $3,010,000
Principal amount of bonds per Unit (1)             $955.56
Number of Units                                      3,150
Weighted average maturity of bonds                26 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 2,995,661
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.84

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
Transportation                                        30%
Water and Sewer                                       19
General Obligation                                    17
General Purpose                                       13
Higher Education                                       7
Public Building                                        7
Health Care                                            7
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    45.36   $     45.36
  Less estimated expenses (4)     $     2.26   $      1.86
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    43.10   $     43.50

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.79   $      0.79
                                  -----------  -----------
Total annual expenses per Unit    $     2.46   $      2.06
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       2.51 on     $      20.66 on
                    December 25, 2002        May 25, 2003
Normal distribution (3)    $     3.59         $     21.75
Record dates              10th day of          May 10 and
                           each month         November 10
Distribution dates        25th day of          May 25 and
                           each month         November 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (November 19, 2002), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) During the first year the Trustee will reduce its fee by approximately $.20 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $45.56. Estimated expenses will increase to $2.46 and $2.06 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.




PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------   ---------------
$     400,000    New York City, New York, Transitional Finance Authority,
                   Revenue Bonds, Future Tax, Secondary Series C
                   (MBIA Insured)                                                      2008 @ 101
                   #4.75% Due 05/01/2023##                                     AAA     2019 @ 100 S.F.  $   399,404
      500,000    Port Authority of New York and New Jersey, Construction-128th
                   Series (FSA Insured)                                                2012 @ 101
                   #4.75% Due 11/01/2025##                                     AAA     2024 @ 100 S.F.      496,975
      500,000    New York, Metropolitan Transportation Authority, Dedicated Tax
                   Fund, Revenue Bonds, Series A (FSA Insured)
                   #4.75% Due 11/15/2027                                       AAA     2012 @ 100           497,605
      200,000    New York, Urban Development Corporation, Correctional
                   Facilities Service Contract, Revenue Bonds, Series B
                   (AMBAC Assurance Insured)                                           2009 @ 101
                   #4.75% Due 01/01/2028                                       AAA     2026 @ 100 S.F.      198,962
      200,000    Nassau County, New York, Industrial Development Agency, Civic
                   Facilities Revenue Refunding Bonds, Hofstra University
                   Project (MBIA Insured)                                              2008 @ 102
                   #4.75% Due 07/01/2028                                       AAA     2024 @ 100 S.F.      198,650
      200,000    New York State Dormitory Authority, Revenue Bonds (Mental
                   Health Services Facilities Improvement) Series F
                   (AMBAC Assurance Insured)                                           2008 @ 101
                   #4.50% Due 08/15/2028                                       AAA     2019 @ 100 S.F.      192,170
      590,000    New York City, New York, Municipal Water Finance Authority,
                   Water and Sewer System Revenue Bonds, Series A
                   (FGIC Insured)                                                      2008 @ 101
                   #4.75% Due 06/15/2031                                       AAA     2030 @ 100 S.F.      583,852
      420,000    New York, Triborough Bridge & Tunnel Authority of New York,
                   Revenue Refunding Bonds (MBIA Insured)
                   #5.00% Due 11/15/2032                                       AAA     2012 @ 100           428,043
===============                                                                                         ===============
$   3,010,000                                                                                           $ 2,995,661
===============                                                                                         ===============


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from November 12, 2002 to November 14, 2002.

(2) Other information regarding the bonds is as follows:

                             COST TO           PROFIT (LOSS)
                             SPONSOR            TO SPONSOR
                         ---------------      ---------------
                       $    2,981,184        $     14,477

         The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 13%, Financial Guaranty 20%, MBIA 34% and FSA 33%.


         The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

         "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   NEW YORK. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

   On September 11, 2001, terrorists destroyed the World Trade Center, resulting in a massive loss of life, enormous property damage in lower Manhattan, and severe economic disruption in New York City and the nation. The impact of the attack is far reaching and not yet fully realized.

   All outstanding general obligation bonds of the State are rated "AA" by Standard and Poor's and "A2" by Moody's.

   Further information concerning New York risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. For a discussion of the Federal tax status of income earned on New York IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

   In the opinion of special counsel to the Trust for New York tax matters, in summary under existing New York law, the New York IM-IT Trust is not an association taxable as a corporation and the income of the New York IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.

         UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         UNITS
--------------------------------              ---------------------------------------------------     -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,298
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              250
  McDonald & Company Securities, Inc.         McDonald Investment Center, 800 Superior Avenue, Suite 2100,
  Cleveland, Ohio 44114                       102
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               100
  Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399         100
  Primevest Financial Services                400 First Street South, Suite 300, St. Cloud, Minnesota 56301        100
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,
        Management Services L.L.C.                6th Floor, Newark, New Jersey 07102                              100
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
                                                                                                       -----------------
                                                                                                                 3,150
                                                                                                       =================




                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

         To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of New York IM-IT 158 (included in Van Kampen Focus Portfolios, Municipal Series
407):

   We have audited the accompanying statement of condition and the portfolio of New York IM-IT 158 (included in Van Kampen Focus Portfolios, Municipal Series
407) as of November 14, 2002. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York IM-IT 158 (included in Van Kampen Focus Portfolios, Municipal Series 407) as of November 14, 2002, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   November 14, 2002



                             STATEMENT OF CONDITION

                             AS OF NOVEMBER 14, 2002

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                         $  2,995,661
   Accrued interest to the first settlement date (1)(2)             24,373
                                                              ------------
         Total                                                $  3,020,034
                                                              ------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)           $     24,373
   Interest of Unitholders--
         Cost to investors                                       3,150,000
         Less: Gross underwriting commission                       154,339
                                                              ------------
         Net interest to Unitholders (1)(2)                      2,995,661
                                                              ------------
         Total                                                $  3,020,034
                                                              ------------
   Units outstanding                                                 3,150
                                                              ------------
   Net asset value per Unit                                   $     951.00
                                                              ------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    New York........................................5
    Tax Status......................................5
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-NYPRO158
                                                                       #36714-01

                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                NOVEMBER 14, 2002

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407
                               NEW YORK IM-IT 158





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



                         VAN KAMPEN FOCUS PORTFOLIOS(SM)
                       A Division of Van Kampen Funds Inc.

                               PROSPECTUS PART II

                                 SEPTEMBER 2002

                           VAN KAMPEN FOCUS PORTFOLIOS
                                MUNICIPAL SERIES

                   A convenient way to invest in a diversified
                     portfolio of tax-exempt municipal bonds

                       This prospectus contains two parts.

 No one may use this Prospectus Part II unless accompanied by Prospectus Part I.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



THE TRUSTS
--------------------------------------------------------------------------------

     GENERAL. Your Trust is one of several unit investment trusts created under the name Van Kampen Focus Portfolios, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, J.J. Kenny Co., Inc., as Evaluator, and The Bank of New York, as Trustee.

     The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a "State Trust" are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut and Florida. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Trusts that hold only insured bonds or bonds that are insured under a portfolio insurance policy are referred to herein as "Insured Trusts". Trusts that primarily hold bonds issued by a single state, including political subdivisions and authorities thereof, are referred to herein as "State Trusts". State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

     The portfolio of any IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, Strategic Municipal Trust Intermediate Series, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of the Trust. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the bonds which matured.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     OBJECTIVES AND BOND SELECTION. The objectives of the Trusts are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.

     In selecting bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the bonds was not less than "BBB-" ("A-" for Quality Trusts), or the Moody's Investors Service, Inc. ("Moody's") rating of the bonds was not less than "Baa3" ("A3" for Quality Trusts), including provisional or conditional ratings, respectively, (or, if not rated, the bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor), (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the diversification of bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in an Investment Grade Municipal Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

     THE BONDS. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

     MORE ABOUT THE BONDS. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor own this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     RISK FACTORS. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

     Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed in the portfolio in Prospectus Part I along with the price the issuer would have to pay.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

     Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described under "The Bonds".

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     NO FDIC GUARANTEE. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

     The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
--------------------------------------------------------------------------------

     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The minimum purchase in the primary and secondary market is one Unit.

     The initial offering period sales charges are as follows:

                                                                    INITIAL OFFERING PERIOD SALES CHARGE
                                                                                AS PERCENT OF
                                                                   ---------------------------------------
                                                                      PUBLIC OFFERING    OFFERING PRICE
 TRUST                                                                     PRICE            OF BONDS
----------------------------------------------------------------------------------------------------------
 IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT,
    Long-Term State and National Quality Trusts                               4.900%             5.152%
 IM-IT Limited Maturity Trusts                                                4.300              4.493
 IM-IT Discount Trusts                                                        4.000              4.167
 IM-IT Intermediate Trusts                                                    3.900              4.058
 Strategic Municipal Trust Intermediate Series
    and State Intermediate Laddered Maturity Trusts                           3.000              3.093
 IM-IT Short Intermediate Trusts                                              2.000              2.041

     The sales charge applicable to quantity purchases during the initial offering period is reduced as follows:


                                                              SALES CHARGE REDUCTION PER UNIT
                                     ---------------------------------------------------------------------------------
                                     IM-IT, INVESTMENT
                                     GRADE MUNICIPAL,
                                  U.S. TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT              IM-IT
         UNITS PURCHASED*             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
--------------------------------    --------------------    --------------------    ----------------      -------------
100-249 Units                          $      4.00               $     2.00            $    2.00           $    4.00
250-499 Units                          $      6.00               $     3.00            $    4.00           $    6.00
500-999 Units                          $     14.00               $     4.00            $    6.00           $    9.00
1,000 or more Units                    $     19.00               $     6.00            $    8.00           $   11.00

-----------------
         * The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life ("ELTR Life") of a Trust's portfolio:


          ELTR LIFE       SALES CHARGE           ELTR LIFE        SALES CHARGE           ELTR LIFE        SALES CHARGE
    ------------------   --------------     -------------------  --------------    -------------------  --------------
       1                     1.010%           8                      3.627%           15                    5.042%
       2                     1.523            9                      4.167            16                    5.152
       3                     2.041           10                      4.384            17                    5.263
       4                     2.302           11                      4.603            18                    5.374
       5                     2.564           12                      4.712            19                    5.485
       6                     2.828           13                      4.822            20                    5.597
       7                     3.093           14                      4.932      21 to 30                    5.708

     For purposes of computation of the ELTR Life, bonds will be deemed to mature on their expressed maturity dates unless: (a) the bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or (b) the bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the bonds. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of bonds with an ELTR Life of 15 years would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in the applicable Prospectus Part I.

     Any reduced sales charge is the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for quantity purchases. The reduced sales charge structure in the initial offering period sales charge table above will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen unit investment trusts which are being offered in the initial offering period
(a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for one or more trust, estate or fiduciary accounts. If you purchased Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

     For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Focus Portfolios, Taxable Income Series or Van Kampen Focus Portfolios, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the tables above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     During the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $35 per Unit or 3.50% of the Public Offering Price per Unit for an IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trust and will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit for Strategic Municipal Trust Intermediate Series and State Intermediate Laddered Maturity Trusts.

     Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

     Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the initial offering period sales charge table above.

   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

     OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to average approximately 0.5%-1% more than the bid price.

     The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates. Unless bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this prospectus.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections. As used herein, "Long-Term Trust" refers to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts. As used herein, "Intermediate-Term Trust" refers to Strategic Municipal Trust Intermediate Series and State Intermediate Laddered Maturity Trusts.

     Intermediate-Term Trusts. During the initial offering period, the Sponsor and Underwriters will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                CONCESSION
                                                                 OR AGENCY
   TRANSACTION AMOUNT                                           COMMISSION
------------------------------------------------------------------------------
   Less than 100 Units........................................      $20
   100 Units - 249 Units......................................       18
   250 Units - 499 Units......................................       17
   500 Units - 999 Units......................................       16
   1,000 Units or more........................................       13

     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to the concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. The Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and the related Underwriter concession so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal $17.50 per Unit for an Intermediate-Term Trust.

     Long-Term Trusts. During the initial offering period, the Sponsor and Underwriters will sell Units of Long-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                CONCESSION
                                                                 OR AGENCY
   TRANSACTION AMOUNT                                           COMMISSION
------------------------------------------------------------------------------
   Less than 100 Units.......................................       $30
   100 Units - 249 Units.....................................        33
   250 Units - 499 Units.....................................        32
   500 Units - 999 Units.....................................        25
   1,000 Units or more.......................................        20

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Long-Term Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases equal to the lesser of 1,000 Units of a Trust or the number of Units of such Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $35 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $35 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal $25 per Unit for a Long-Term Trust.

     General. The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                                                 ADDITIONAL
   INITIAL OFFERING PERIOD SALES                                   VOLUME
   DURING QUARTERLY PERIOD                                       CONCESSION
-------------------------------------------------------------------------------
   $2 million but less than $5 million.......................      0.025%
   $5 million but less than $10 million......................      0.050
   $10 million but less than $50 million.....................      0.075
   $50 million or more.......................................      0.100

     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) units which are not subject to a transactional sales charge (as defined in applicable prospectuses) or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

     SPONSOR AND UNDERWRITER COMPENSATION. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

     Intermediate-Term Trusts. The Sponsor will sell Units of Intermediate-Term Trusts to Underwriters at the regular Public Offering Price per Unit less a concession of $22 per Unit underwritten.

     In connection with Underwriter sales of Units which are sold in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate applies only to Units sold out of the Underwriter's inventory and will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. In addition, if a firm commits to act as an Underwriter for an Intermediate-Term Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of such Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution."

     Each Underwriter who underwrites 1,000 or more Units in an Intermediate-Term Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites.

     Long-Term Trusts. The Sponsor will sell Units of Long-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                                  UNDERWRITER
   UNITS                                                          CONCESSION
--------------------------------------------------------------------------------
   Less than 500 Units........................................        $35
   500 Units - 999 Units......................................         36
   1,000 Units - 1,999 Units..................................         37
   2,000 Units - 2,999 Units..................................         38
   3,000 Units or more........................................         40

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases equal to the lesser of 1,000 Units of a Trust or the number of Units of such Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

     General. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     Underwriters and broker-dealers, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of such firms may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such firms that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying firms for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase in connection with "wrap fee" accounts and other similar accounts. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

     Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

     REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen Funds Inc. at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.

     After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Planned Reinvestment Option
(PRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new PRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the bonds in an Insured Trust unless the bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     EXCHANGE OPTION. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to dis-cuss tax consequences. We may discontinue this option at any time.

     UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
--------------------------------------------------------------------------------

     Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the bonds or the Sponsor and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers, if any, are set forth in Prospectus Part I in the "Notes to Portfolio". More detailed information regarding insurance on the bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

     The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the bond plus accrued interest to the date of payment and thereby retire the bond from the Trust prior to the bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. The Trustee, upon the sale of a bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the bond (i.e., insurance to maturity of the bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the bonds were sold on an uninsured basis.

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

     THE SPONSOR. Van Kampen Funds Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. If you have any questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

     REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in the Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

     LIMITATION ON LIABILITIES. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
--------------------------------------------------------------------------------

     This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

     ASSETS OF THE TRUSTS. Each Trust will hold various debt obligations (collectively, the "Bonds" and each, a "Bond") of state and local governmental entities. All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Bonds constitute debt the interest on which is excluded from gross income for federal income tax purposes.

     TRUST STATUS. The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the assets of your trust, and as such you will be considered to have received a pro rata share of income (e.g., accruals of market discount and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

     EXCLUSION FROM GROSS INCOME OF INTEREST. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities, based on certain representations and subject to compliance with certain covenants. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located, from State income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor, its counsel, nor any of the Special Counsel to a Trust for State tax matters have made any special review for a Trust of the proceedings relating to the issuance of the Bonds, the bases for the bond counsel opinions, or compliance with the covenants required for tax-exemption. The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, Unitholders may have no right to participate in such procedure. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received both prior to and after the date on which interest is determined to be taxable.

     Your pro rata share of interest on the Bonds will be excluded from your gross income for federal income tax purposes to the same extent that such interest would be excluded from your gross income if you directly owned the Bonds. However, such interest may be taken into account in computing the alternative minimum tax, and the branch profits tax imposed on certain foreign corporations.

     Ownership of the Units may result in collateral federal income tax consequences to certain Unitholders, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and Unitholders who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations.

     If you are a "substantial user" of the facilities financed with the proceeds of certain Bonds, or a related person to a substantial user, you will not be able to exclude from your gross income interest with respect to these Bonds. "Substantial user" and "related person" are defined under federal income tax law.

     For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain Bonds is included as an item of tax preference. Except as otherwise noted in Prospectus Part I for certain Trusts, the Trusts do not include any such bonds.

     In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding S Corporations, Regulated Investment Companies, Real Estate Investment Trusts, REMICs or FASITs) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in the Trusts. In addition, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations, which include tax-exempt interest, such as interest on the Bonds in the Trust.

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Bonds may have been sold with original issue discount. This generally means that the Bonds were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Thus, the accrual of original discount will be excluded from your gross income for federal income tax purposes to the same extent as interest on the Bonds, as discussed above. Your basis of each Bond which was issued with original issue discount must be increased as original issue discount accrues.

     Some Bonds may have been purchased by you or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Bonds over the purchase price of the Bond. Market discount can arise based on the price a Trust pays for a Bond or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Bond, when the Bond is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

     Alternatively, some Bonds may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Bond, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You must amortize bond premium on a constant yield basis over the remaining term of the Bond in a manner that takes into account potential call dates and call prices. You cannot deduct amortized bond premium relating to a Bond. The amortized bond premium is treated as a reduction in the tax-exempt interest received. As bond premium is amortized, it reduces your basis in the bond. The tax basis reduction requirement may result in your realizing a taxable gain when your Units are sold or redeemed for an amount equal to or less than your cost.

     If the price of your Units includes accrued interest on a Bond, you must include the accrued interest in your tax basis in that Bond. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Bond.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Bonds that were issued with original issue discount.

     EXCHANGES. If you elect to reinvest amounts received from the Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Your ability to deduct Trust expenses is also limited to the extent the expenses are allocable to tax-exempt interest from the Trust.

     In the opinion of special counsel to the Trusts for New York tax matters, under existing law, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
--------------------------------------------------------------------------------

     GENERAL. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

     SPONSOR, SUPERVISOR, EVALUATOR AND TRUSTEE. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

     INSURANCE. Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As bonds covered by a portfolio insurance policy in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related bonds.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS
--------------------------------------------------------------------------------

     LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Winston & Strawn has acted as counsel to the Trustee and special counsel to the Trusts for New York tax matters. Special counsel to each Trust for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



FOCUS ON . . .

  o YOUR PROSPECTUS PART II
    The Trusts......................................A-2
    Estimated Current and Long-Term Returns.........A-6
    Public Offering.................................A-7
    Fee Accounts...................................A-14
    Rights of Unitholders..........................A-14
    Insurance on the Bonds in the Insured Trusts...A-17
    Trust Administration...........................A-17
    Federal Tax Status.............................A-19
    Expenses.......................................A-22
    Additional Information.........................A-23
    Other Matters..................................A-23

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact the Trustee
         (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668

                                                                      PT2PRO0902
                                                                       #36700-02
                                                                       #36703-02
                                                                       #36704-02
                                                                       #36705-02
                                                                       #36706-02
                                                                       #37690-02
                                                                       #36708-02
                                                                       #36709-02
                                                                       #36713-02
                                                                       #36714-02
                                                                       #36715-02
                                                                       #36717-02
                                                                       #36719-02



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS [SM}

                                  A DIVISION OF
                              VAN KAMPEN FUNDS INC.

                               Prospectus Part II
                                 September 2002




                                   VAN KAMPEN
                                FOCUS PORTFOLIOS
                                MUNICIPAL SERIES




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555






                        VAN KAMPEN FOCUS PORTFOLIOS (SM)

                       A Division of Van Kampen Funds Inc.

                             INFORMATION SUPPLEMENT


               VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407


--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of each Trust which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with a Trust's prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                                       PAGE

   Municipal Bond Risk Factors.......................................    2
   The Trusts........................................................    6
   Insurance on the Bonds in the Insured Trusts......................    6
   Portfolio Administration..........................................   12
   Sponsor Information...............................................   13
   Trustee Information...............................................   13
   Termination of the Trust Agreement................................   14
   Description of Ratings............................................   15
   Equivalent Taxable Estimated Current Return Tables................   17
   Florida Risk Factors..............................................   19
   New Jersey Risk Factors...........................................   20
   New York Risk Factors.............................................   22
   Estimated Cash Flows to Unitholders...............................   25


                           MUNICIPAL BOND RISK FACTORS

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under "Portfolio Diversification" in the "Summary of Essential Financial Information" of the related Prospectus Part I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

   Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the bonds.

   Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

   Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

                                   THE TRUSTS

   When comparing the Lehman Brothers 15-year municipal bond index to the Lehman Brothers corporate high-yield bond index, since inception, municipal bonds have generally outperformed high-yield corporate bonds on a tax-adjusted basis. These indices are not managed and do not include payment of sales charges or fees you would pay. If they had, results would be different. These numbers show historical performance only and are not meant to imply or guarantee future results. Bonds in which a Trust invests will be different from those used in the indices.

   Intermediate municipal bonds, such as those in the Strategic Municipal Trust, Intermediate Series, may benefit investors because, historically (1) bonds with an intermediate maturity date have tended to be less sensitive to interest rate changes than those with longer maturities, (2) municipal bonds have generally provided lower correlation with equities than most other income investments, and
(3) intermediate municipal bond yields have generally been more stable than Treasury bond yields.

   "Tax Freedom Day" represents the date on which the average American would finish paying federal, state, and local taxes if all earnings since January 1 were turned over to fulfill annual tax obligations. The average tax payer may work four months before their annual tax bill is paid. Tax-free investing can help decrease your tax burden because municipal bonds generally provide income free from federal income tax and in some cases, state and local taxes. You should consult your tax adviser before investing.

                  INSURANCE ON THE BONDS IN THE INSURED TRUSTS

   Insurance has been obtained by each Insured Trust, by the issuer of bonds in an Insured Trust, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are, if any, are set forth in the prospectus. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a bond defaults in the payment of principal or interest on such bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such bond plus accrued interest to the date of such payment and thereby retire the bond from the affected Trust prior to such bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to bonds owned by and held in such Trust. In the event of a sale of any such bond by the Trustee, such insurance terminates as to such bond on the date of sale.

   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such bond (i.e., insurance to maturity of the bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such bonds were sold on an uninsured basis. The insurance premium with respect to each bond eligible for Permanent Insurance would be determined based upon the insurability of each bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each bond.

   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted bonds or bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Termination of Trust Agreement" in Prospectus Part II).

   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted bonds and bonds which have a significant risk of default. Insurance obtained by the issuer of a bond is effective so long as such bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.

   Ambac Assurance Corporation ("Ambac Assurance"). Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to Ambac Assurance Corporation. The Insurance Policy of Ambac Assurance obtained by an Insured Trust is noncancelable and will continue in force for so long as the bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with Ambac Assurance, in the event of a sale of a bond covered by the Ambac Assurance Insurance Policy, the Trustee has the right to obtain permanent insurance for such bond upon payment of a single predetermined premium from the proceeds of the sale of such bond.

   Under the terms of the Insurance Policy, Ambac Assurance agrees to pay to the Trustee that portion of the principal of and interest on the bonds insured by Ambac Assurance which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the bonds. The term "due for payment" means, when referring to the principal of a bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a bond, the stated date for payment of interest.

   Ambac Assurance will make payment to the Trustee not later than thirty days after notice from the Trustee is received by Ambac Assurance that a nonpayment of principal or of interest on a bond has occurred, but not earlier that the date on which the bonds are due for payment. Ambac Assurance will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, Ambac Assurance shall pay principal only upon presentation and surrender of the unpaid bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such bonds to be registered in the name of Ambac Assurance or its nominee. In cases where bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, Ambac Assurance shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest of the bonds and delivery of an instrument of assignment, in satisfactory form, transferring to Ambac Assurance all right under such bonds to receive the interest of which the insurance payment was made.

   Ambac Assurance Corporation ("Ambac Assurance") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $5,587,000,000 (unaudited) and statutory capital of approximately $3,453,000,000 (unaudited) as of June 30, 2002. Statutory capital consists of Ambac Assurance's policyholder's surplus and statutory contingency reserve. Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Moody's Investors Service and Fitch IBCA, Inc. have each assigned a triple-A financial strength rating to Ambac Assurance.

   The parent company of Ambac Assurance, Ambac Financial Group, Inc. (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 233 Broadway, New York, New York 10279 and 175 West Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D. C. 20549 at prescribed rates. In addition, the aforementioned material may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005. The Company's Common Stock is listed on the NYSE.

   Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information, subsequent to the date hereof.

   MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rate and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

   As of December 31, 2001, MBIA had admitted assets of $8.5 billion (audited), total liabilities of $5.6 billion (audited), and total capital and surplus of $2.9 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. As of June 30, 2002, MBIA had admitted assets of $8.7 billion (unaudited), and total capital and surplus of $3.0 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. The address of MBIA is 113 King Street, Armonk, New York 10504. The telephone number of MBIA is
(914) 273-4545.

   Effective February 17, 1998 MBIA acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to MBIA. MBIA is not obligated to pay the debts of or claims against CMAC.

   Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

   Moody's Investors Service rates all bond issues insured by MBIA "Aaa." Standard & Poor's rates all new issues insured by MBIA "AAA." Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

   In the event MBIA were to become insolvent, any claims arising under a policy of financial guaranty insurance are excluded from coverage by the California Insurance Guaranty Association, established pursuant to Article 14.4 (commencing with Section 1063) of Chapter 1 of Part 2 of Division 1 of the California Insurance Code.

   Financial Guaranty Insurance Company. Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of March 31, 2002, the total capital and surplus of Financial Guaranty was $1.03 billion. Financial Guaranty prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to Financial Guaranty at 125 Park Avenue, New York, New York 10017, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

   Financial Security Assurance. Financial Security Assurance Inc. ("Financial Security") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

   Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.

   Financial Security is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"). Holdings is an indirect subsidiary of Dexia S.A., a publicly held Belgian corporation. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance in France, Belgium and other European countries. No shareholder of Holdings or Financial Security is obligated to pay any debt of Financial Security or any claim under any insurance policy issued by Financial Security or to make any additional contribution to the capital of Financial Security. As of June 30, 2002, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $1,710,044,000 (unaudited) and $898,579,000 (unaudited), and the total shareholders' equity and the unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with accounting principles generally accepted in the United States, approximately $1,817,013,000 (unaudited), and $744,499,000 (unaudited), Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, 10022, Attention Communications Department. Financial Security's telephone number is (212) 826-0100.

   Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter on limit the obligations of Financial Security under any financial guaranty insurance policy.

   Financial Security's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Fitch. Financial Security's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard &Poor's (Australia) Pty. Ltd. Financial Security's claims-paying ability is rated "AAA" by Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, or sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

   Capital Guaranty Insurance Company. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly-owned subsidiary of Financial Security Assurance Inc. On September 30, 1997, Financial Security Assurance Inc. assumed all of the liabilities of FSA Maryland and sold the FSA Maryland "shell company" to American Capital Access, a wholly-owned subsidiary of American Capital Access Holdings, Incorporated.

   In order to be in an Insured Trust, bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the bonds in the portfolios of the Insured Trusts are insured either by the respective Trust or by the issuer of the bonds, by a prior owner of such bonds or by the Sponsor prior to the deposit of such bonds in a Trust.

   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

   In the event of nonpayment of interest or principal, when due, in respect of a bond, a Portfolio Insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.

   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            PORTFOLIO ADMINISTRATION

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus
Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

                               SPONSOR INFORMATION

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trusts. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $66 billion in assets under management or supervision as of September 30, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the certificates issued by the Trusts to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       TERMINATION OF THE TRUST AGREEMENT

   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an Investment Grade Municipal, an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Strategic Municipal, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trust. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

                             DESCRIPTION OF RATINGS

   STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt bond. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

   The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

   The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

   The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

II.  Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the bond in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

   AAA--This is the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgement with respect to such likelihood and risk.

   MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's rating symbols and their meanings follows:

   Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

   Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

   Moody's(R) applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

   As of the date of the Prospectus Part I, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published marginal Federal and State tax rates (where applicable) scheduled to be in effect in 2002. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $137,300. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 43.5 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 39.8 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of Federal tax legislation.


IM-IT
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT           TAX        4%       4 1/2%     5%       5 1/2%     6%       6 1/2%     7%
          RETURN          RETURN         BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
   $     0 - 6,000   $     0 - 12,000      10.0%       4.44%     5.00%     5.56%     6.11%     6.67%    7.22%      7.78%
     6,000 - 27,050   12,000 - 46,700      15.0        4.71      5.29      5.88      6.47      7.06     7.65       8.24
    27,050 - 67,700   46,700 - 112,850     27.0        5.48      6.16      6.85      7.53      8.22     8.90       9.59
    67,700 - 141,250 112,850 - 171,950     30.0        5.71      6.43      7.14      7.86      8.57     9.29      10.00
   141,250 - 307,050 171,950 - 307,050     35.0        6.15      6.92      7.69      8.46      9.23    10.00      10.77
        Over 307,050      Over 307,050     38.6        6.51      7.33      8.14      8.96      9.77    10.59      11.40

FLORIDA
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT           TAX         4%      4 1/2%     5%       5 1/2%     6%       6 1/2%      7%
          RETURN          RETURN        BRACKET*              EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
   $     0 - 6,000   $     0 - 12,000      10.0%       4.44%     5.00%     5.56%     6.11%     6.67%    7.22%      7.78%
     6,000 - 27,950   12,000 - 46,700      15.0        4.71      5.29      5.88      6.47      7.06     7.65       8.24
    27,950 - 67,700   46,700 - 112,850     27.0        5.48      6.16      6.85      7.53      8.22     8.90       9.59
    67,700 - 141,250 112,850 - 171,950     30.0        5.71      6.43      7.14      7.86      8.57     9.29      10.00
   141,250 - 307,050 171,950 - 307,050     35.0        6.15      6.92      7.69      8.46      9.23    10.00      10.77
        Over 307,050      Over 307,050     38.6        6.51      7.33      8.14      8.96      9.77    10.59      11.40

-----------------
* The State of Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not included in this table, because it is generally based on property value rather than income.

NEW JERSEY
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX          4%      4 1/2%     5%       5 1/2%      6%     6 1/2%       7%
          RETURN          RETURN        BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
   $     0 - 6,000   $     0 - 12,000      11.3%       4.51%     5.07%     5.64%     6.20%     6.76%    7.33%      7.89%
     6,000 - 27,950   12,000 - 46,700      16.5        4.79      5.39      5.99      6.59      7.19     7.78       8.38
    27,950 - 67,700   46,700 - 112,850     31.0        5.80      6.52      7.25      7.97      8.70     9.42      10.14
    67,700 - 141,250 112,850 - 171,950     34.5        6.11      6.87      7.63      8.40      9.16     9.92      10.69
   141,250 - 307,050 171,950 - 307,050     39.1        6.57      7.39      8.21      9.03      9.85    10.67      11.49
        Over 307,050      Over 307,050     42.5        6.96      7.83      8.70      9.57     10.43    11.30      12.17

NEW YORK STATE
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX        4%      4 1/2%      5%      5 1/2%      6%      6 1/2%       7%
          RETURN          RETURN       BRACKET*                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
   $     0 - 6,000   $     0 - 12,000      13.6%       4.63%     5.21%     5.79%     6.37%     6.94%    7.52%      8.10%
     6,000 - 27,950   12,000 - 46,700      20.8        5.05      5.68      6.31      6.94      7.58     8.21       8.84
    27,950 - 67,700   46,700 - 112,850     32.0        5.88      6.62      7.35      8.09      8.82     9.56      10.29
    67,700 - 141,250 112,850 - 171,950     34.8        6.13      6.90      7.67      8.44      9.20     9.97      10.74
   141,250 - 307,050 171,950 - 307,050     39.5        6.61      7.44      8.26      9.09      9.92    10.74      11.57
        Over 307,050      Over 307,050     42.8        6.99      7.87      8.74      9.62     10.49    11.36      12.24


-----------------
*The table includes Federal and New York State income taxes. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.


NEW YORK STATE AND CITY
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX        4%      4 1/2%      5%      5 1/2%      6%      6 1/2%       7%
          RETURN          RETURN       BRACKET*                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
   $     0 - 6,000   $     0 - 12,000      16.2%       4.77%     5.37%     5.97%     6.56%     7.16%    7.76%      8.35%
     6,000 - 27,950   12,000 - 46,700      23.9        5.26      5.91      6.57      7.23      7.88     8.54       9.20
    27,950 - 67,700   46,700 - 112,850     34.7        6.13      6.89      7.66      8.42      9.19     9.95      10.72
    67,700 - 141,250 112,850 - 171,950     37.3        6.38      7.18      7.97      8.77      9.57    10.37      11.16
   141,250 - 307,050 171,950 - 307,050     41.8        6.87      7.73      8.59      9.45     10.31    11.17      12.03
        Over 307,050      Over 307,050     45.0        7.27      8.18      9.09     10.00     10.91    11.82      12.73



-----------------
*The table includes Federal, New York State and New York City income taxes. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.

   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the prospectus.


                              FLORIDA RISK FACTORS

   Economic Outlook. Florida's economy is not only expected to perform well but is projected to continue outperforming the U.S. Total non-farm jobs are expected to increase 3.8% in 2000-2001, and 2.8% in 2001-2002, reaching more than 7.5 million in the latter fiscal year. Trade and services account for more than half of all non-farm jobs. Service jobs are forecasted to grow 6.7% in 2000-2001, and 4.7% in 2001-2002. Trade jobs are expected to grow 2.6% and 2.3% in 2000-2001 and 2001-2002, respectively. Florida's unemployment rate is expected to be 3.8% and 4.3% for the same periods.

   An important element of Florida's economic outlook is the construction sector. Florida's single and multi-family private housing starts are projected to slow over the next two years. From a combined total of 162,600 housing starts in 1999-2000, it is expected that housing starts will fall to a combined total of 143,700 units in 2000-2001. Starts should slightly recover the following year, gaining 146,100 units. Multi-family starts have been slow to recover from the early 1990's recession, but they are showing strength, adding 58,800 starts in 1998-1999, 63,900 in 1999-2000, 49,900 in 2000-2001, and a projected increase of 52,000 units in 2001-2002. Single-family starts are forecasted to be 93,800 in 2000-2001, and 94,100 units the following year. Total construction expenditures are expected to increase by 1.6 and 2.7% during these forecast horizon periods.

   Florida's strong population growth contributes to the performance of Florida's economy. In addition to attracting senior citizens to Florida as a place for retirement, Florida is also recognized as attracting a significant number of individuals of working age (18-64). In recent years, Florida's prime working age population (18 - 44) has grown at an average annual rate of more than 2.0%. More than 60% of Florida's total population is at the working age (18
- 64). This share is not expected to change appreciably into the twenty-first century.

   From a 3.7% growth rate in real personal income in 1999-2000, it is forecasted that Florida's real personal income will increase 5.1% in 2000-2001 and 4.6% in 2001-2002. During these periods, real personal income per capita is expected to grow 3.4 and 2.9%, respectively. However, using personal income to compare Florida to other states can be misleading because Florida's personal income is systematically underestimated. Current contributions by employers to pension plans are included in personal income, while payments from pension plans are excluded to avoid double accounting. Because Florida retirees are more likely to be collecting on benefits earned in another state, Florida personal income is underestimated as a result.

   Because Florida has a proportionately greater retirement age population, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. Transfer payments are typically less sensitive to the business cycle than employment income and act as stabilizing forces in weak economic periods.

   Revenues and Expenditures. Governmental funds include general, special revenue, capital projects and debt service funds. Revenues are recognized when they are both measurable and available to finance current expenditures. Revenues for governmental funds totaled $39.7 billion in fiscal year 2000, an increase of 7.0% over the previous year. Expenditures for governmental fund types totaled $37.7 billion in fiscal year 2000, a 7.4% increase from the previous year.

   Total fund balance at June 30, 2000, for all governmental fund types, was $10.57 billion compared to $10.92 billion at June 30, 1999. Of the June 30, 2000 fund balance, $6.47 billion represents unreserved fund balance which is $520 million more than the $5.95 billion last year.

   Florida's 1997 tobacco settlement, as amended in 1998, is expected to total approximately $13 billion over a 25 year period. The settlement anticipates that the State of Florida will use the funds for children's health care coverage and other health-related services, to reimburse the State of Florida for medical expenses incurred by the State, and for mandated improvements in State enforcement efforts regarding the reduction of sales of tobacco products to minors. Additionally, the funds may be used for such purposes as the State match required to draw federal funds to provide children's health care coverage and for enhancement of children's and adolescents' substance abuse services, substance abuse prevention and intervention and children's mental health services. As of June 30, 2000, the State had received approximately $1.6 billion of the settlement, including $641 million received in the 1999-2000 fiscal year.

   Debt Management. Florida's Constitution and statutes require that Florida not run a deficit in its budget as a whole, or in any separate fund within its budget. Rather, its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

   Florida's outstanding general obligation bonds at June 30, 2000, totaled approximately $9.5 billion and were issued to finance capital outlay for educational projects of local school districts, community colleges and state universities, environmental protection and highway construction.

   Litigation. Currently under litigation are several issues relating to state actions or state taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on the state's financial position.

   Bond Ratings. Florida maintains a high bond rating from Moody's Investors Services (Aa2) and Standard and Poor's Corporation (AA+) on all State general obligation bonds. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local Florida issuers may be unrelated to the creditworthiness of obligations issued by the State of Florida, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   Each Florida Trust is susceptible to political, economic or regulatory factors affecting issuers of Florida municipal obligations. These include the possible adverse effects of certain Florida constitutional amendments, legislative measures, voter initiatives and other matters. The information provided is only a brief summary of the complex factors affecting the financial situation in Florida and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the preceding information. It is based in part on information obtained from various State and local agencies in Florida or contained in Official Statements for various Florida bonds.

                             NEW JERSEY RISK FACTORS

   New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,134 persons per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture.

   During calendar year 2001, New Jersey experienced an economic slowdown similar to the rest of the nation. Although average annual employment grew for the ninth consecutive year, it marked the slowest pace since recovery began in 1993 and was well below the 2.5% growth in 2000. The average annual rate of growth in employment fell to 0.7% in 2001 adding under 30,000 jobs. Employment gains were primarily spread across the service producing industries. Most of the job losses were concentrated in manufacturing, a sector that has been declining for more than a decade. The slower employment growth in 2001 was compounded by the tragic events of September 11, 2001.

   With the weakening in the labor market conditions, New Jersey's personal income growth moderated to a 4.5% rate in 2001, substantially below the record pace of 8.2% in 2000. Low inflation, approximately 3%, continues to benefit New Jersey consumers and businesses. Low interest rates have supported spending on housing and other consumer durable goods in the State. In 2001, home building decreased from the 12-year high level of 2000.

   New Jersey's unemployment rate rose to 4.2% in 2001 but remained below the national rate. The unemployment rate climbed in early 2002, peaking at 5.6% in March 2002. Joblessness, however, has started to level off, declining to 5.4% in May 2002. Although current growth in the job market is still weak, New Jersey's employment level continues to remain above the 4 million mark.

   Economic forecasts as of June 2002 for the national and State economies project a weaker economic performance in 2002 than was anticipated at the beginning of the fiscal year. However, a moderate underlying recovery is expected to continue during 2002, leading to accelerated economic performance in 2003.

   New Jersey's economy is expected to follow the national trend in 2002 and in 2003. Employment growth is projected to remain flat in 2002, but grow moderately in 2003. Personal income growth in New Jersey is expected to dip in 2002 and then pick up in 2003. Housing starts are expected to ease in the next two years. To a large extent, the future direction of economic recovery nationally and in New Jersey hinges on assumptions of no further terrorist attacks, supportive monetary and fiscal stimulus, low energy prices, a stable dollar, minimal disruptions from corporate collapses similar to Enron and WorldCom, and no further turmoil in the financial markets.

   The State operates on a fiscal year beginning July 1 and ending June 30. The State closed recent fiscal years with surpluses in the general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which the appropriations are made) of $228 million in 1998, $276 million in 1999 and $188 million in 2000. It is estimated that Fiscal Year 2001 ended with a surplus of $389 million and that Fiscal Year 2002 ended with a surplus of $100 million. The Fiscal Year 2002 estimate includes $1,075 million from tobacco securitization.

   In Fiscal Year 1992 the State initiated a program under which it issued tax and revenue anticipation notes to aid in providing effective cash flow management to fund balances which occur in the collection and disbursement of the General Fund and Property Tax Relief Fund revenues. The State intends to issue notes in the amount of $1.9 billion which will be payable on June 12, 2003. Such tax and revenue anticipation notes do not constitute a general obligation of the State or a debt or liability within the meaning of the State constitution. Such notes constitute special obligations of the State payable solely from moneys on deposit in the General Fund and the Property Tax Relief Fund and legally available for such payment.

   The State finances certain capital projects through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. Certain state tax revenues and certain other fees are pledged to meet the principal payments, interest payments, redemption premium payments, if any, required to fully pay the bonds. As of June 30, 2002, the State's outstanding general obligation bonded indebtedness totaled $3.2 billion. The recommended appropriation for the debt service obligation on outstanding projected indebtedness is $470.7 million for Fiscal Year 2003.

   At any given time, there are various numbers of claims and cases pending against the State, State Agencies and employees, seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Claims Act. The State does not formally estimate its reserve representing a potential exposure for these claims and cases. The State is unable to estimate its exposure for these claims and cases.

   The State routinely receives notices of claims seeking substantial sums of money. The majority of those claims have historically proven to be of substantially less value than the amount originally claimed. Under the New Jersey Tort Claims Act, any tort litigation against the State must be preceded by a notice of claim, which affords the State the opportunity for a six month investigation prior to the filing of any suit against it.

   In addition, at any given time, there are various numbers of contracts and other claims against the State, among other parties, arising from the alleged disposal of hazardous waste. Claimants in such matters are seeking recovery of monetary damages or other relief which, if granted, would require the expenditure of funds. The State is unable to estimate its exposure for these claims.

    The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

   Since 1994 the State's general obligation bonds were rated Aa1 by Moody's and AA+ by S&P. New Jersey's strong economic growth during the past eight years and its growing reserves supported its strong credit rating. The State's combined debt burden is above average but is mitigated by New Jersey's high wealth levels. However, on March 4, 2002 Moody's downgraded New Jersey's general obligation rating to Aa2 from Aa1 and on June 4, 2002, S&P downgraded New Jersey's general obligation rating to AA from AA+. The rating change reflects the dramatic negative effect of the depressed stock market and weakened financial services industry on the State's revenues and overall financial plan. The severity of the revenue loss, in combination with the current level of State spending and future spending pressures in the areas of healthcare, education, transportation, pensions, and debt service, will likely strain the State's finances for at least the next two years. In addition, reserves available to cushion the State against additional unanticipated economic or revenue underperformance over this period will be modest.

   There can be no assurance that these ratings will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

                              NEW YORK RISK FACTORS

   Generally. The State of New York has historically been one of the wealthiest states in the nation. For the past few decades, however, the state economy has grown more slowly than that of the nation as a whole, gradually eroding the state's relative economic affluence.

   On September 11, 2001, terrorists destroyed the World Trade Center ("WTC"), resulting in a massive loss of life, enormous property damage in lower Manhattan, and severe economic disruption in New York City and the nation. The impact of the attack is far reaching and not yet fully realized.

   Initial employment impacts from these events began to register in the Current Employment Statistics (CES) State and metropolitan area data for October 2001, released on November 20, 2001. Widespread declines in total nonfarm employment reported for October across many industries include effects from the aftermath of the terrorist attacks of September 11th on the World Trade Center and the Pentagon.

   It is not possible to separate the overall October employment movements into the effects from the September 11 events and the effects from a generally weakening employment trend that had been evident for several months prior. However, several of the industry divisions with widespread employment weakness in October 2001, particularly transportation and public utilities (which includes air transportation and travel agencies), and services (which includes hotels), were undoubtedly affected by the aftermath of the terrorist attacks and the widespread decline in travel following September 11.

   Employment estimates for New York for the finance, insurance, and real estate division include effects from the movement of a substantial number of jobs out of the lower Manhattan area of New York City and into New Jersey following the destruction of the World Trade Center and other adjacent buildings. Whether this employment movement across State lines is temporary and will be reversed in later months is unknown at this time. As of January 2002, the State's unemployment rate increased to 5.7%, a 32.6% change from the previous year.

   Revenues and Expenditures. Although New York has enjoyed recent years of budget surpluses due to unanticipated revenues generated by a strong economy, the State's long-term financial condition is uncertain. Multi-year tax cuts and increased spending programs have been included as part of budgets in the last several years; they have been structured with little up-front costs but significant impacts in future years. State spending total $80.1 billion in 2001, an increase of $6.4 billion (8.6%) from the prior year.

   The General Fund is the main operating fund of the State and has incurred operating surpluses in eight of the last ten years and in each of the last six years. In 2001, the General Fund operating surplus was approximately $245 million. Governmental funds account for most of the State's operations including the General Fund, Federal programs, debt service and capital construction. The General Fund's accumulated surplus was approximately $1.587 billion as of March 31, 2001.

   For fiscal year 2001, New York's total state revenues were approximately $81.7 billion. Despite New York's increased revenues in recent years, the amount of the State's true "Rainy Day" reserves set aside for use in times of economic downturn remains well below the national average. Although "Rainy Day" reserves have increased slightly in 2000 and have increased in 2001, they still remain below 2% of total revenues.

   State spending totaled $80.1 billion in 20001 an increase of $6.4 billion (8.6%) from the prior year. State spending has been partially paid for by borrowing $10.8 billion since 1997, including $2.1 billion in 2001. In 2001, New York's outstanding debt per person was $1,948 which was equal to 5.6% of New Yorker's personal income.

   The enacted 2000-01 State Budget included the Debt Reform Act of 2000. That enacted legislation resulted in the following statutory changes in relation to the future issuance of State-supported debt: future debt issued after April 1, 2000 and outstanding will be capped at 4% of personal income after a 10 year phase in period; future debt service on new debt issued after April 1, 2000 and outstanding is capped at 5% of total governmental funds receipts, phased in over a 13 year period; and future debt can only be used for capital purposes and must be repaid in no more than 30 years. However, debt reform legislation is not permanent, will not end non-voter approved borrowing, and will not limit debt issuance for the foreseeable future.

   Many uncertainties exist in forecasts of both the national and state economies and there can be no assurance that the state economy will perform at a level sufficient to meet the state's projections of receipts and disbursements.

   As of March 31, 2001 New York State had approximately $4.3 billion in General Obligation bonds and notes outstanding. An additional $32.6 billion was issued and outstanding by State public authorities, for total debt of approximately $36.4 billion.

   New York State has received upgrades on its general obligation rating from two major bond rating firms during its 2001 fiscal year, however, the State is still tied with Louisiana for the lowest credit rating by Moody's Investors Service, Inc. which gives the state A2. Standard & Poor's Ratings Services gives the state an AA rating. Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) rates the state's general obligation bonds as AA.

   There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   New York City. While the WTC tragedy has adversely affected the City's finances, the City's financial problems did not begin on September 11th. In June 2001, the City projected a budget gap of $3.6 billion for FY 2003, because City fund revenues are projected to increase by less than 1% and City -funded spending in projected to grow by 13.4%. The FY 2003 budget gap represents an unprecedented 13.8% of City fund revenues, far larger than the gaps projected in the past by the City at the same point in the financial planning process. It is now believed that a national recession started in March and that the attack on the WTC has increased its severity.

   Increases in City spending have resulted due to the WTC attack. The City currently estimates that rescue, recovery and clean-up costs related to the WTC tragedy could total about $2 billion, far less than the initial estimate of $11.5 billion. Of this amount, the City estimates that $1.6 billion will be needed from the federal government to remove debris, stabilize the area, and pay overtime costs in the Police and Fire Departments. In addition, the City is requesting another $399 million in unrestricted federal aid in the current year and much smaller amounts in subsequent years to help balance the budget. These resources would offset capital losses ($163 million) and to fund the salaries ($236 million) of police officers and firefighters assigned to "Ground Zero" between September 11th and the end of October.

   Although the federal government does not intend to reimburse the City's budget for lost revenues relating to September 11th, it is unclear to what extent the City may be able to use some of the resources appropriated by the federal government to supplant current City efforts, thereby helping to balance the operating budget.

     The City's general obligation bonds are rated A by Standard & Poor's and A2 by Moody's and A+ by Fitch. Litigation. The City and State of New York are also defendants in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's and State's ability to carry out their financial plans.

   The City of New York spent a record $600 million on judgements and claims in FY 2001, an increase of more than 300 percent since FY 1987 and twice the FY 1996 amount. Much of the growth is due to an increase in the number and size of "heavy hitter" cases that cost the City $1 million or more. In addition, the City faces the possibility of liability costs as a result of the WTC disaster and , in fact, the City has already been notified by the potential litigants of their intention to file a lawsuit. The federal government capped the City's liability at $350 million. Victims of the September 11th attack are being encouraged to seek compensation from the newly created federal Victims Compensation Fund. The Fund offers survivors and victims' relatives compensation, which could total up to $11 billion, but only if they agree to forego litigation.

   Each New York Trust is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the "New York Municipal Obligations"). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in New York or contained in Official Statements for various New York Municipal Obligations.


                       ESTIMATED CASH FLOWS TO UNITHOLDERS

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.


   IM-IT
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      December     2002                                  $ 2.58                                          $  2.58
      January      2003  - April      2010                 3.70                                             3.70
      May          2010                                    3.59                  $ 86.35                   89.94
      June         2010  - December   2010                 3.35                                             3.35
      January      2011                                    3.32                    17.27                   20.59
      February     2011  - June       2011                 3.28                                             3.28
      July         2011                                    3.17                    90.47                   93.64
      August       2011  - December   2011                 2.91                                             2.91
      January      2012                                    2.90                     8.22                   11.12
      February     2012  - May        2012                 2.88                                             2.88
      June         2012                                    2.85                    20.57                   23.42
      July         2012                                    2.74                    41.12                   43.86
      August       2012  - November   2012                 2.63                                             2.63
      December     2012                                    2.42                   169.42                  171.84
      January      2013  - November   2019                 1.94                                             1.94
      December     2019                                    1.94                    12.34                   14.28
      January      2020  - August     2024                 1.94                                             1.94
      September    2024                                    1.87                    61.68                   63.55
      October      2024  - January    2028                 1.71                                             1.71
      February     2028                                    1.61                    82.24                   83.85
      March        2028  - September  2028                 1.39                                             1.39
      October      2028                                    1.27                   102.81                  104.08
      November     2028  - January    2038                 1.00                                             1.00
      February     2038                                     .97                    20.56                   21.53
      March        2038  - September  2038                  .92                                              .92
      October      2038                                     .80                   102.80                  103.60
      November     2038  - January    2041                  .52                                              .52
      February     2041                                     .45                    61.68                   62.13
      March        2041  - December   2041                  .27                                              .27
      January      2042                                     .17                    84.30                   84.47


   IM-IT (CONTINUED)
      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JUNE AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 DECEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      December     2002                                  $ 2.61                                          $  2.61
      June         2003  - December   2009                22.42                                            22.42
      May          2010                                                          $ 86.35                   86.35
      June         2010                                   21.96                                            21.96
      December     2010                                   20.30                                            20.30
      January      2011                                                            17.27                   17.27
      June         2011                                   19.93                                            19.93
      July         2011                                                            90.47                   90.47
      December     2011                                   17.93                                            17.93
      January      2012                                                             8.22                    8.22
      June         2012                                   17.46                    20.57                   38.03
      July         2012                                                            41.12                   41.12
      December     2012                                   15.86                   169.42                  185.28
      June         2013  - June       2019                11.81                                            11.81
      December     2019                                   11.81                    12.34                   24.15
      June         2020  - June       2024                11.81                                            11.81
      September    2024                                                            61.68                   61.68
      December     2024                                   11.03                                            11.03
      June         2025  - December   2027                10.39                                            10.39
      February     2028                                                            82.24                   82.24
      June         2028                                    9.02                                             9.02
      October      2028                                                           102.81                  102.81
      December     2028                                    7.56                                             7.56
      June         2029  - December   2037                 6.09                                             6.09
      February     2038                                                            20.56                   20.56
      June         2038                                    5.75                                             5.75
      October      2038                                                           102.80                  102.80
      December     2038                                    4.70                                             4.70
      June         2039  - December   2040                 3.23                                             3.23
      February     2041                                                            61.68                   61.68
      June         2041                                    2.14                                             2.14
      December     2041                                    1.72                                             1.72
      January      2042                                     .18                    84.30                   84.48




   FLORIDA
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      December     2002                                  $ 2.48                                          $  2.48
      January      2003  - September  2010                 3.54                                             3.54
      October      2010                                    3.36                  $159.48                  162.84
      November     2010  - July       2012                 2.93                                             2.93
      August       2012                                    2.85                    63.80                   66.65
      September    2012  - July       2021                 2.66                                             2.66
      August       2021                                    2.59                    71.77                   74.36
      September    2021  - June       2022                 2.41                                             2.41
      July         2022                                    2.23                   159.49                  161.72
      August       2022  - September  2027                 1.82                                             1.82
      October      2027                                    1.74                    68.58                   70.32
      November     2027  - June       2028                 1.56                                             1.56
      July         2028                                    1.49                    55.82                   57.31
      August       2028  - December   2028                 1.35                                             1.35
      January      2029                                    1.18                   153.11                  154.29
      February     2029  - July       2031                  .76                                              .76
      August       2031                                     .55                   183.42                  183.97
      September    2031                                     .06                                              .06
      October      2031                                     .01                    41.46                   41.47


      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                      ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      January      2003                                  $ 6.08                                          $  6.08
      July         2003  - July       2010                21.48                                            21.48
      October      2010                                                          $159.48                  159.48
      January      2011                                   19.43                                            19.43
      July         2011  - July       2012                17.77                                            17.77
      August       2012                                                            63.80                   63.80
      January      2013                                   16.35                                            16.35
      July         2013  - July       2021                16.16                                            16.16
      August       2021                                                            71.77                   71.77
      January      2022                                   14.81                                            14.81
      July         2022                                   14.45                   159.49                  173.94
      January      2023  - July       2027                11.04                                            11.04
      October      2027                                                            68.58                   68.58
      January      2028                                   10.17                                            10.17
      July         2028                                    9.39                    55.82                   65.21
      January      2029                                    8.04                   153.11                  161.15
      July         2029  - July       2031                 4.66                                             4.66
      August       2031                                                           183.42                  183.42
      October      2031                                     .65                    41.46                   42.11



   NEW JERSEY
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      December     2002                                  $ 2.47                                          $  2.47
      January      2003  - June       2009                 3.53                                             3.53
      July         2009                                    3.35                  $155.52                  158.87
      August       2009  - July       2012                 2.93                                             2.93
      August       2012                                    2.82                    97.97                  100.79
      September    2012  - July       2025                 2.55                                             2.55
      August       2025                                    2.44                   102.65                  105.09
      September    2025  - October    2025                 2.17                                             2.17
      November     2025                                    2.08                    77.76                   79.84
      December     2025  - June       2027                 1.87                                             1.87
      July         2027                                    1.40                   155.52                  156.92
      August       2027                                    1.23                    68.43                   69.66
      September    2027  - June       2032                 1.05                                             1.05
      July         2032                                     .85                   186.62                  187.47
      August       2032  - April      2034                  .38                                              .38
      May          2034                                     .23                   124.42                  124.65




      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                      ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      January      2003                                  $ 6.07                                          $  6.07
      July         2003  - January    2009                21.45                                            21.45
      July         2009                                   21.27                  $155.52                  176.79
      January      2010  - July       2012                17.84                                            17.84
      August       2012                                                            97.97                   97.97
      January      2013                                   15.81                                            15.81
      July         2013  - July       2025                15.54                                            15.54
      August       2025                                                           102.65                  102.65
      November     2025                                                            77.76                   77.76
      January      2026                                   12.80                                            12.80
      July         2026  - January    2027                11.42                                            11.42
      July         2027                                   10.94                   155.52                  166.46
      August       2027                                                            68.43                   68.43
      January      2028                                    6.64                                             6.64
      July         2028  - January    2032                 6.46                                             6.46
      July         2032                                    6.25                   186.62                  192.87
      January      2033  - January    2034                 2.36                                             2.36
      May          2034                                    1.43                   124.42                  125.85



   NEW YORK
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      December     2002                                  $ 2.51                                          $  2.51
      January      2003  - November   2012                 3.59                                             3.59
      December     2012                                    3.14                  $133.33                  136.47
      January      2013  - April      2023                 3.05                                             3.05
      May          2023                                    2.90                   126.98                  129.88
      June         2023  - October    2025                 2.56                                             2.56
      November     2025                                    2.38                   158.73                  161.11
      December     2025  - November   2027                 1.95                                             1.95
      December     2027                                    1.44                   158.73                  160.17
      January      2028                                    1.27                    63.49                   64.76
      February     2028  - June       2028                 1.10                                             1.10
      July         2028                                    1.02                    63.50                   64.52
      August       2028                                     .85                                              .85
      September    2028                                     .66                    63.49                   64.15
      October      2028  - June       2031                  .62                                              .62
      July         2031                                     .02                   187.30                  187.32




      SEMI-ANNUAL
               DISTRIBUTION DATES
                  (EACH MAY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 NOVEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------------------------------------------------------------  ----------------------
      May          2003                                  $20.66                                          $ 20.66
      November     2003  - November   2012                21.75                                            21.75
      December     2012                                                          $133.33                  133.33
      May          2013                                   18.57                                            18.57
      November     2013  - November   2022                18.48                                            18.48
      May          2023                                   18.33                   126.98                  145.31
      November     2023  - May        2025                15.53                                            15.53
      November     2025                                   15.34                   158.73                  174.07
      May          2026  - November   2027                11.84                                            11.84
      December     2027                                                           158.73                  158.73
      January      2028                                                            63.49                   63.49
      May          2028                                    7.19                                             7.19
      July         2028                                                            63.50                   63.50
      September    2028                                                            63.49                   63.49
      November     2028                                    4.96                                             4.96
      May          2029  - May        2031                 3.80                                             3.80
      July         2031                                     .66                   187.30                  187.96











                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment of Registration Statement comprises the following papers and documents:

              The facing sheet
              The prospectus and the signatures
              The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.5 Form of Agreement Among Underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-37091) as filed on January 29, 1998.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the Federal and Florida tax status of the securities being registered.

     3.3 Opinion and consent of counsel as to the New York tax status of the Trust under New York law.

     3.4 Opinion and consent of counsel as to the New Jersey tax status of the securities being registered.

     4.1  Consent of J.J. Kenny Co., Inc.

     4.2  Consent of Grant Thornton LLP.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.


                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Municipal Series 407, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265, Series 314 and Series 366 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Municipal Series 407 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 14th day of November, 2002.

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 407

                                                            By /s/ Gina Costello
                                                --------------------------------
                                                                  Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 14, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

A. Thomas Smith III                 Director                                  )

                                                               /s/ Gina Costello
                                                       -------------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.